Broadband Capital Management LLC
712 5th Avenue, 49th Floor
New York, NY 10019

August 31, 2009

Pamela Long, Esq.
Unites States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Lihua International, Inc. (the “Company”) Form S-1 (the “Registration Statement”) Filed August 28, 2009 File Number 333-159705

Dear Ms. Long:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as co- representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (New York time) on Tuesday, September 1, 2009, or as soon thereafter as practicable.

In accordance with Rule 460 under the Act and in connection with the foregoing, please note that the undersigned have effected on August 17, 2009 and through the date hereof approximately the following distribution of:

Preliminary Prospectuses, dated August 17, 2009

20	to the Underwriters;
200	to prospective underwriting syndicate members;
0	to prospective dealers; and
800	to prospective investors and others.
1,020	Total

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

BROADBAND CAPITAL MANAGEMENT, LLC as representative of the underwriters

By:
Name: Philip Wagenheim
Title: Vice Chairman